Exhibit 21.1
Subsidiaries of MediaAlpha, Inc.

Subsidiary	Jurisdiction
Guilford Holdings, Inc.	Delaware
QL Holdings LLC (1)	Delaware
QuoteLab, LLC(2)	Delaware
CHT Buyer, LLC(2)	Delaware
SkyTiger Studio, Ltd. (2)	Taiwan
(1)    As of December 31, 2025, MediaAlpha Inc. owned 87.1% of QL Holdings LLC
(2)    QuoteLab, LLC is a wholly-owned subsidiary of QL Holdings LLC, and SkyTiger Studio, Ltd. and CHT Buyer, LLC are wholly-owned subsidiaries of QuoteLab, LLC